September 30, 2009

US Securities and Exchange Commission
Division of Corporation Finance,
100 F Street NE,
Washington, D.C., 20549

Attention:              Michael R. Clampitt
Staff Attorney

Re:	MortgageBrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007,
Form 10-K for the Fiscal Year Ended December 31, 2008,
Form 10-Q for the Quarterly Period Ended March 31, 2009,
Form 8-K filed July 8, 2009
Your File No. 333-105778

Dear Mr. Clampitt,

MortgageBrokers.com Holdings, Inc. (“MBKR”, the “Company”, “our”, “we” or “us”) is in receipt of correspondence from the United States Securities and Exchange Commission (“SEC”) dated July 28, 2009.

The following provides our responses to the SEC’s questions and comments with the hopes of better clarifying and enhancing our disclosures as contained in our afore-mentioned Form 10-KSB/A, 10-K, 10-Q and Form 8-K in keeping with our discussions to-date.  Our responses have been organized numerically corresponding with the numbered questions and comments set-down in the SEC’s July 28, 2009 correspondence.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A(t).  Controls and Procedures, page 14

1.  We confirm that we will revise the section “Controls and Procedures” regarding management’s conclusions regarding the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, as follows:

“ITEM 8A(T). CONTROLS AND PROCEDURES

(a)  Management’s Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

260 Edgeley Blvd. Suite 11 • Concord, ON • L4K 3Y4
T 1.877.410.4848 • F 1.877.410.4845
www.mortgagebrokers.com

STOCK SYMBOL: MBKR.OB

In the fourth calendar quarter of 2007 and as of December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our financial disclosure controls and procedures were effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.”

Form 10-K for the Fiscal Year Ended December 31, 2008

General

2.  The Company is in the process of preparing our various filings for restatement based on our collective correspondence with the SEC since January 15, 2009 for the purpose of better clarifying and enhancing our disclosures.  We plan to re-file all of these statements before December 31, 2009 in consort with our past auditors and will send the SEC copies in November 2009 for final approval prior to their filing in December 2009.

3.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Item 7.  Management’s Discussion and Analysis

4.  We provide the following to clarify and enhance our disclosures regarding our Form 10-K for the fiscal year ended December 31, 2008 Management Discussions and Analysis which will be amended to include additional detail in the section “Revenue Trend Analysis “ regarding the factors that affect revenues and to comment on any trends that are evident.  A similar treatment will be afforded to our Form 10-KSB/A for the fiscal year ended December 31, 2007 as requested in the SEC’s comment 36 of your January 15, 2009 comment letter.  We plan to re-file all of these statements before December 31, 2009 in consort with our past auditors and will send the SEC copies in November 2009 for final approval prior to their filing in December 2009:

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis of the consolidated financial condition and results of operations of MortgageBrokers.com Holdings, Inc for the fiscal years ended December 31, 2008 and 2007.  The following information should be read in conjunction with the audited consolidated financial statements for the period ending December 31, 2008 and notes thereto appearing elsewhere in this form 10-K.

Liquidity

As at December 31, 2008, we had $1,262,321 in cash; $17,848 of referral fees held in trust (which are awaiting completion of administrative agreements prior to being transferred to ManuLife administered Register Retirement Savings Plan accounts owned by RE/MAX sales agents), $116,211 in prepaid expenses, $112,184 in equipment and recognized $2,424 in equipment under capital leases for a total of $1,510,988 in assets. Comparatively as at December 31, 2007, we had $830,852 in cash, $44,936 of referral fees held in trust (which are awaiting completion of administrative agreements prior to being transferred to ManuLife administered Register Retirement Savings Plan accounts owned by RE/MAX sales agents), $148,611 in prepaid expenses, $153,474 in equipment and recognized $4,278 in equipment under capital leases for a total of $1,182,151 in total assets.

As at December 31, 2008, we had $1,190,905 in accounts payable, $68,210 in accrued liabilities related to services received but not invoiced yet and employee vacation accrual, $129,425 in loans payable to a related party, $275,317 in employee tax deductions payable, $310,108 in accrued stock-based compensation, $117,385 in bank indebtedness, $17,848 in trust liability associated with RE/MAX agent referral commissions payable awaiting transfer to the agent’s ManuLife RRSP account, $1,624 in obligations under capital leases, and $688,894 in accrued expenses associated with a legal judgment for a total of $2,799,716 in liabilities. Comparatively as at December 31, 2007, the Company had $791,419 in accounts payable, $149,601 in accrued liabilities, $170,691 in loans payable to a related party, $ 434,584 in employee tax deductions payable, $44,936 payable in a trust liability associated with RE/MAX agent referral commissions payable awaiting transfer to the agent’s ManuLife RRSP accounts, $4,644 in obligations under capital leases, $989,145 in stock-based compensation accrual, $151,316 in bank indebtedness and $773,658 in accrued expenses associated with a legal judgment for a total of $3,509,994 in liabilities.

Management makes the following comments regarding the most significant factors affecting Company liquidity and their measured trends over the reporting period as compared to 2007:

a)	Cash and cash equivalents increased by 52% from 2007 to $1,262,321. This trend was primarily due to an increase in Work in Progress payable and a marginal increase in working capital resources.

b)	Prepaid expenses decreased by 22% from 2007 to $116,211. There is no trend in pre-paid expenses and pre-paid expenses are based on the amount in a given point in time.

c)	Bank indebtedness decreased by 22% over 2007 to $61,244. This decrease is related to the Company effort to pay off its credit facility.

d)
Accounts payable increased 50% over 2007 to $1,190,905. This is a direct result of mortgage agent recruitment program success, as the bulk of this payable amount is Work in Progress payable following completion of mortgage agent origination compliance procedures. The company expects that this trend will continue through 2009 assuming our mortgage agent recruitment program continues the pace in 2009 as experienced in 2008.

e)
The Company has accrued in 2008 for the liability of a partial summary judgment to a claim to which the Company is a party. The calculated judgment liability is $688,894. While the full amount of the judgment was accrued, it is the expectation of management that none of the liability will be satisfied by the Company in this multi-party judgment. See Discussion below regarding infrequent event affecting results of operations.

f)
Employee tax deductions payable decreased by 37% from 2007 to $275,317. Company management has meet with the government agency to whom the amount is payable and has established a working agreement whereby it is expected that this amount will be paid in full in 2009. See discussion below.

g)
Stock-based compensation accruals vary widely year over year. The accrual is valued based on stock prices at the end of the period, for which the Company has no direct influence, therefore it is difficult to analyze related trends. The Company anticipates that it will continue to negotiate stock-based compensation arrangements to maximize working capital resources.

Capital Resources

Unless and until the Company increases its revenue and profitability from operations, we will continue to rely upon the issuance of common stock and additional capital contributions from shareholders and/or loans from shareholders and third-party lenders.

Results of Operations

The following summarize material trends and outlooks related to our comparative income statement:

1)           Gross revenue increased by 54% from 2007 to $15,802,861;

2)           Operating expenses increased in 2008 by 26% over 2007 to $15,438,028; and,

3)           We reported earnings of $338,074 in 2008 as compared to a net loss of $2,843,781 in 2007.

Unusual or Infrequent Events that affect Reported Income

a)
During the 2008 reporting period, our expenses were reduced by an approximate net amount of $95,000 related to staff restructuring and some members of the management team who agreed to reduce salary for seven months in 2008 to allow the company to attract new talent to help in the company’s growth.

b)
The current financial market conditions may have had a negative impact on the market for our securities as a perceived mortgage finance company.  If so, this would have had a negative impact on the market price of our securities which has a direct impact on reducing and reversing stock-based accrual expenses for 2008.

c)
On October 3, 2007 a partial summary judgment from the Ontario Superior Court ordered MBI, the Company’s subsidiary, and other parties to pay the sum of CDN$598,636 within 90 days, along with interest in the amount of CDN$136,128 and legal expenses in the amount of CDN$8,907. See Item 3 above. This judgment was appealed, but the judgment was upheld on appeal by the Ontario Court of Appeal on March 31, 2008 with costs for the appeal fixed at $CDN5,000.  No decision has yet been made as to allocation of liability for the judgment among the parties, who are currently in settlement negotiations with a view to settling payment of the judgment as well as resolving all other claims outstanding between the parties.  In the fourth quarter of 2007, following the issued judgment on October 3, 2007, Alex Haditaghi commenced negotiations with Trisan to satisfy the judgment on a personal basis. Mr. Haditaghi has indicated to the Company that these discussions are nearing a satisfactory resolution. While these negotiations are carried out, the Company has fully accrued for the judgment.  Once Mr. Haditaghi has satisfied the outstanding judgment personally, it is the company’s intent to amend our filings to reverse this accrual.  This accrued charge took place in 2007 and 2008 reported income was affected with respect to accrued interest.

d)
In the fall of 2008 the Company was chosen as a final contender in the acquisition of the company Mortgage Intelligence Inc. from GMAC.  In the end, we were unsuccessful in acquiring Mortgage Intelligence Inc. and through our due diligence, negotiations, and bid submission processes incurred one time legal expenses of approximately $77,000.

Revenue Trend Analysis

Gross revenue in 2008 increased by 54% from 2007 to $15,802,861 and was in direct correlation to an increase in mortgage origination in 2008 over 2007.  Management believes our revenue growth experienced between 2007 and 2008 was directly related to mortgage agent recruitment accomplishments, the organic growth of our existing agent’s books of business and improved revenue management.

As discussed in more detail in Item 1 within this Form 10-K, our sales management team increased the number of our mortgage agents by 21% in 2008 as compared to 2007.  A significant portion of our top-line revenue growth is also related to organic growth of our existing network of mortgage agents who have grown their book of business, considering that our agent count only increased by 21% in 2008 over 2007.

The following summarizes the factors that affect our revenue and their associated trends:

1.
Currently, revenue for the Company can be divided into three streams:  broker fees charged predominately to private lender customers or commercial lender customers where-in the lender does not pay an origination commission fee; origination commission fees paid by most lenders and trust institutions, and creditor life insurance commissions paid by the insurance carrier.  The Table below summarizes revenue for the last three fiscal periods by revenue stream:

a.
Approximately 93% of the Company’s revenue in 2008 came from origination commission fees, 4% came from broker fees and 3% came from insurance commission fees.  This break-down has been relatively consistent over the recent past, although the greatest rate of growth, year over year, has been in insurance commission revenue (207% increase in 2008 over 2007) and broker fee commission revenue (157% increase in 2008 over 2007).

b.
In 2008, the Company received approximately 107 basis points from lenders such as banks and trust companies who pay the Company an origination commission fee.  This represents an increase of 19% of the basis point revenue for origination commission fees reported in 2007.  This increase is a result of our ability to leverage our mortgage origination volume and execute better revenue arrangements with our lenders and market partners.

c.
We currently earn additional commission revenue through the referral and placement of creditor insurance with Benesure Canada Inc.  The Company earns revenue in the form of an upfront fee as well as an on-going trailer fee.  In 2008, the Company earned CDN $392,813 from creditor insurance sales.  The number of creditor insurance policies sold as a percentage of funded mortgage referrals was 17% and concerted efforts are being made to increase this penetration ratio.

REVENUE ORGANIZED BY REVENUE STREAM (CDN $)

	YE 2006		YE 2007		YE 2008
	Revenue	Fee ($) / Volume ($)	Revenue	Fee ($) / Volume ($)	Revenue	Fee ($) / Volume ($)
		(bps)		(bps)		(bps)
Broker Fee Revenue	$158,487	3.9	$278,098	2.4	$713,814	4.8
Origination Commission Revenue	$4,404,290	108.8	$10,611,556	89.8	$15,739,449	106.6
Insurance Revenue	n/a		$128,050	1.1	$392,813	2.7
Total Revenue	$4,562,777	112.7	$11,017,704	93.3	$16,846,076	114.1
Funded Origination Volume	$404,805,308		$1,181,255,045		$1,476,237,926

2.
In 2008, approximately 71% of the Company’s revenue came from multi-product depository banks and trust institutions.  25% of the Company’s revenue came from monoline lenders who have a single product offering and sell exclusively through the mortgage broker sales channel.  4% of our revenue comes from broker fees associated with private lenders.  This break-down has been relatively consistent over the past three years, although the fastest growing category is origination with private lenders (138% growth in 2008 over 2007) versus the slowest growing category being origination through traditional lenders (35% growth in 2008 over 2007) – possibly attributed to tightening credit conditions during 2008 as compared to 2007 for these traditional lenders.  Our contracted mortgage brokers are required to find the best terms for a customer that meet the customer’s needs.  The Company has marginal control over directing associated deal flow.  In general, the Company earns it’s highest fees from private lenders.  The Table below summarizes revenue for the last three fiscal periods by lender category:

REVENUE ORGANIZED BY LENDER CATEGORY (CDN $)
	F2006	F2007	F2008
LENDER CATEGORY
DEPOSITORY BANKS & TRUSTS (27*)	$3,446,518	$8,629,309	$11,623,314
MONOLINE LENDERS (26*)	$983,121	$1,990,521	$4,187,297
PRIVATE LENDERS (24*)	$133,138	$269,824	$642,652
TOTALS:	$4,562,777	$10,889,654	$16,453,263

*:	Number of lending institutions

3.
The Company operates two sales channels for originating mortgages.  Approximately 89% of our mortgage origination volume is sourced directly through our mortgage broker sales channel which consists of 387 mortgage agents (as further described in Item 1 of this Form 10-K).  Approximately 11% of our mortgage origination volume in 2008 was sourced through our real estate sales channel wherein the Company established regional referral contracts with strategic alliance partner RE/MAX in Eastern Canada and Maxwell in Western Canada (as further described in Item 1 of this Form 10-K).  In general, the Company, as well as it’s agents, in aggregate, earn up to 30 basis points less when deal flow is sourced through a strategic alliance partner via the real estate sales channel.  The long term intended trade-off is that the Company expects to source significant mortgage origination volume through the real estate channel, although this is currently being monitored for substantiation purposes.   The Table below summarizes mortgage origination by sales channel over the past three years:

Company Mortgage Origination summarized by Sales Channel (CDN $)

CHANNEL	YE 2006	YE 2007	YE 2008
Mortgage Broker Sales Channel	$371,521,881	$1,025,316,928	$1,318,536,854
Real Estate Sales Channel	$33,283,427	$155,938,117	$157,701,073
GRAND TOTAL	$404,805,308	$1,181,255,045	$1,476,237,927

4.	The Table below summarizes mortgage origination by sales territory across Canada over the past three years and we provide the following comments:

Company Mortgage Origination summarized by Sales Territory (CDN $)

TERRITORY	YE 2006	YE 2007	YE 2008
Ontario	$248,985,153	$737,109,325	$1,023,862,909
Alberta	$146,432,515	$362,226,815	$320,782,600
Atlantic Canada	$9,387,640	$81,918,905	$131,592,418
GRAND TOTAL	$404,805,308	$1,181,255,045	$1,476,237,927

a.	69% of our volume in 2008 was originated from the Province of Ontario, 22% our volume in 2008 was originated from the Province of Alberta and 9% our volume in 2008 was originated from Atlantic Canada;

b.
There is no difference in per unit revenue on a basis point basis for origination from one sales territory to another, although the size of mortgages, in general, are greater in Alberta and Ontario than Atlantic Canada;

c.
The Company has experienced the greatest consistent growth in mortgage origination across Ontario.  Management believes that the downturn in mortgage origination volume in Alberta in 2008 over 2007 was because Western Canada experienced a market downturn first in Canada related to the North American economic recession in 2008.

d.	The Company is generally able to manage its regional sales management expenses roughly in proportion to the respective revenue distribution by territory.

Expense Trend Analysis

The Company’s operating expenses increased in 2008 by 26% over 2007.  The primary components that comprise the Company’s operating expenses are agent commissions, salaries and benefits, general and administrative expenses, occupancy costs and stock-based compensation for which the following trends are observed by management:

▪
86% of the operating expenses in 2008 were associated with agent commissions. Agent commission fees as a percent of revenues decreased by 4% from 2007 to 2008 as the Company’s gross margins increased.  Our gross margins increased primarily related to origination from our sales agency mortgage agents, where our gross margin contribution is higher, grew at a faster pace then that sourced from referral alliances, where our gross margin contribution is lower.  The Company receives a marginally smaller portion of the commission fees when it is sourced from its referral alliances (i.e. the Company receives less net revenue from deal flow originated through our referral alliances).

▪
8% of the operating expenses in 2008 were associated with salaries and benefits.  Costs associated with Salaries and Benefits decreased by 12% compared to 2007.  This is related to staff restructuring and some members of the management team who agreed to reduce salary for seven months in 2008 to allow the company to attract new talent to help in the company’s growth and repay debt obligations.  Management expects salaries and benefits to increase in 2009 comparable to 2007.

▪	General and administrative expenses as a percent of total operating expenses decreased by 3% from 2007 to 2008. This change is primarily attributable to greater management of administrative expenses.

▪
Occupancy costs increased 26% from 2007 to $159,317and is related to the company expensing a full year of occupancy costs for it’s corporate office in Concord, Ontario where as it expensed only a partial year in 2007 commiserate with our lease commencement.

Item 9A(T).  Controls and Procedures

5.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Financial Statements

Consolidated statement of Operations and Comprehensive Loss

6.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Consolidated Statements of Cash Flows

7.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Note 2.  Summary of Significant Accounting Policies

8.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

9.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Form 10-Q for the quarterly Period Ended March 31, 2009

10.  Please see the response to 2 regarding our process of restating past filings to better clarifying and enhance our disclosures.

Form 8-K filed July 8, 2009

11.  We will revise this Form 8-K to discuss the effect of the disclosed information on our financial statements.

If you have any further questions regarding these matters, please do not hesitate to contact the undersigned.

Yours truly,
MORTGAGEBROKERS.COM HOLDINGS, INC.

/s/  Alex Haditaghi
Alex Haditaghi,
Chief Executive Officer